SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                       RYANAIR BEATS EASYJET EVERY TIME
                            CAA STATISTICS PROVE IT

Ryanair, Europe's No.1 low fares airline today (Tuesday, 9th August 2005) celebrated its No. 1 position for market share from January to June 2005 on its Cork, Shannon and Knock routes to London.

Speaking this morning, Peter Sherrard, Ryanair's Head of Communications said:

        "Easyjet's high fares have left them lagging far behind. These just released half-year statistics from the CAA show that passengers are voting with their feet choosing Ryanair's better punctuality, frequency and 50% lower fares.

        "Easyjet's cut and run decision last week to abandon half of their Shannon schedule just adds to these CAA figures that show passengers have no interest in their high fares".

    Route                Ryanair       Easyjet          Ryanair position

    Cork London             43%            14%             No. 1
    Shannon London          46%            10%             No. 1
    Knock London            72%            28%             No. 1

Source: CAA market share stats Jan - June 2005


Ends.                         Tuesday, 9th August 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
00 353 1 8121228              00 353 1 4980300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 August, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director